Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

LONESTAR RESOURCES US INC.

Lonestar Resources US Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on the 16th day of December, 2015, as previously amended (the “Certificate of Incorporation”).

2. Article 4 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“ARTICLE 4

The aggregate number of shares of all classes of capital stock that the Corporation shall have the authority to issue is 110,005,000 shares, consisting of (i) 100,000,000 shares of Class A Voting Common Stock, $0.001 par value per share (the “Class A Voting Common Stock”), (ii) 5,000 shares of Class B Non-Voting Common Stock, $0.001 par value per share (the “Class B Non-Voting Common Stock”) and (iii) 10,000,000 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”).

1. Provisions Relating to the Common Stock.

The designations and the powers, preferences, rights, qualifications, limitations and restrictions of the Class A Voting Common Stock and the Class B Non-Voting Common Stock (referred to herein collectively as “Common Stock”) are as follows:

(a) General. Shares of Common Stock shall have identical rights and privileges in every respect, except as set forth herein, subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

(b) Voting Rights.

(i) Class A Voting Common Stock. The holders of shares of Class A Voting Common Stock shall be entitled to vote upon matters submitted to a vote of the stockholders of the Corporation and shall be entitled to one vote for each share of Class A Voting Common Stock held.

(ii) Class B Non-Voting Common Stock. Except as required by law, the holders of shares of Class B Non-Voting Common Stock shall not be entitled to vote upon matters submitted to a vote of the stockholders of the Corporation.

(c) Dividends. Subject to any preferential dividend or other rights of any then outstanding Preferred Stock and to the requirements of applicable law, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor, regardless of whether such shares are Class A Voting Common Stock or Class B Non-Voting Common Stock; provided, however, that any dividend upon the Common Stock that is payable in Common Stock shall be paid only in Class A Voting Common Stock to the holders of Class A Voting Common Stock and only in Class B Non-Voting Common Stock to the holders of Class B Non-Voting Common Stock.

(d) Liquidation and Dissolution. Subject to any preferential or other rights of any then outstanding Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them, regardless of whether such shares are Class A Voting Common Stock or Class B Non-Voting Common Stock. A liquidation, dissolution or winding up of the Corporation, as such terms are used in this paragraph (d), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or entities or a sale, lease, exchange or conveyance of all or part of the assets of the Corporation.

2. Preferred Stock.  Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the General Corporation Law of the State of Delaware, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.”

3. At an annual meeting of stockholders of the Corporation duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, this amendment was duly adopted by the stockholders of the Corporation.

4. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Frank D. Bracken, III, its Chief Executive Officer, this 24th day of May, 2017.

By	/s/ Frank D. Bracken, III

Name: Frank D. Bracken, III Title: Chief Executive Officer